August 23, 2013

VIA EDGAR

Re:	Hovnanian Enterprises, Inc.,
K. Hovnanian Enterprises, Inc. and
Subsidiary Registrants
Registration Statement on Form S-3, as amended
File No. 333-189802

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hovnanian Enterprises, Inc., K. Hovnanian Enterprises, Inc. and the Subsidiary Registrants hereby request that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. (Washington, D.C. time) on August 23, 2013, or as soon as practicable thereafter.

As you requested, the undersigned hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Richard Fenyes (at 212-455-2812) of Simpson Thacher & Bartlett LLP.

Very truly yours,

K. Hovnanian Enterprises, Inc. Hovnanian Enterprises, Inc. Subsidiary Registrants

/s/ J. Larry Sorsby
J. Larry Sorsby
Executive Vice President and Chief Financial Officer

K. HOV IP, Inc. K. HOV IP, II, Inc.

/s/ Brad G. O’Connor
Brad G. O’Connor
President and Chief Financial Officer